FILED BY EXTENDED SYSTEMS, INCORPORATED
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                  SUBJECT COMPANY: VIAFONE, INC.
                                                   COMMISSION FILE NO. 132-02238


THE FOLLOWING IS A TRANSCRIPT FROM EXTENDED SYSTEMS' INVESTOR CONFERENCE CALL ON JULY 31, 2002:

Extended Systems, Inc. (XTND) - Fourth Quarter and Fiscal Year 2002 Investor Conference Call

Wednesday, July 31, 2002 5:00 PM ET

Operator: Good afternoon, ladies and gentlemen, and welcome to the Extended Systems' Fourth Quarter and Fiscal Year 2002 Investor Conference Call. At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press *0 on your telephone keypad. I would now like to turn the conference over to your host, Ms. Karla Rosa. Thank you. You may begin.

Karla Rosa: Thank you. Good afternoon and thank you for joining us this afternoon for Extended Systems' investor conference call for the fourth quarter of fiscal 2002. The press release regarding Extended Systems' fourth quarter results ran at approximately 4:45 Eastern Time this afternoon on BusinessWire, and is also available on the Internet at extendedsystems.com. Steve Simpson, Extended Systems' President and Chief Executive Officer will start today's call by providing you with initial comments on our fourth quarter results. I will then take you through our fourth quarter financial performance. Steve will then follow with a discussion on our progress since our last update. And after Steve's comments, I will return to take you through our forward-looking guidance. We will conclude the call by taking your questions.

Before we begin, I would like to remind you that today's conference call will include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual events and results to differ materially. These risks and uncertainties are discussed in detail in Extended Systems SEC filings, including our fiscal 2001 Form 10-K and our Form 10-Qs for fiscal 2002.

Statements regarding our business outlook are based on current expectations. These statements are forward-looking and actual results may differ materially. Additionally, these statements do not include the potential impact of any mergers, acquisitions, or other business combinations, other than the ViaFone acquisition, that may be completed after today, July 31, 2002. To adhere to the SEC's guidance on fair and open disclosure, we have made this conference call publicly available via telephone conference and web re broadcast.

I will now turn the call over to Steve Simpson for initial comments on today's call.

Steve Simpson: Thank you, Karla and good afternoon. Today we announced our results for our fourth quarter of fiscal 2002. We are disappointed that our MIM software sales were below the expectation that we had set for the quarter. We are pleased, however, that we have continued to see XTNDConnect Server growth, with growth of 25 percent over this quarter of last year. For the entire year, XTNDConnect Server revenue was up 53 percent.

We continued to expand our customer base during the quarter, closing business with a record 204 new XTNDConnect enterprise customers - an increase of 3 percent over the third quarter and 37 percent over the fourth quarter of last year. The breadth and depth of our Global 2000 customer base further validates that our MIM strategic focus is right on the money.

On the Bluetooth front, we added five new design wins in the fourth quarter bringing our total to 126. Before I go into more detail about our progress during the quarter, I'm going to turn the call over to Karla to review our financial performance. Then I will come back to discuss some of the significant events of the quarter and our continued progress in mobile information management strategy execution. Karla.

Karla Rosa: Thank you, Steve. Today we released the results for our fourth quarter of fiscal 2002 ended June 30, 2002. For the fourth quarter of fiscal 2002, net revenue from continuing operations was $5.6 million compared to $6.3 million in the prior quarter and compared to $6.8 million in the fourth quarter of fiscal 2001. Revenue from continuing operations for our MIM software products for the fourth quarter of fiscal 2002 including license, royalty, and services, was $5.1 million compared to $5.8 million in the third quarter of fiscal 2002 and compared to $5.9 million in the fourth quarter of last year.

As we discussed with you earlier this month, we generated lower than expected revenue from software licenses primarily due to continued pressure on enterprise spending for new technology. As Steve mentioned, we were encouraged by the addition of a record 204 new XTNDConnect Server enterprise customers during the fourth quarter. However, we continued to see enterprise customers exhibiting cautious purchasing behavior resulting in enterprise customers deploying less seats than expected.

MIM software revenue represented approximately 92 percent of our net revenue in the fourth quarter compared to 93 percent in the third quarter of fiscal 2002 and 87 percent in the fourth quarter of fiscal 2001. Net revenue from continuing operations for our hardware products totaled $468,000 for the fourth quarter of fiscal 2002, up from revenue of $430,000 in the third quarter, but down from revenue of $899,000 in the fourth quarter of fiscal 2001.

In the fourth quarter of fiscal 2002, 53 percent of our net revenue was from outside of North America, including 40 percent from Europe and 8 percent from Asia. This compares to 51 percent in the third quarter of fiscal 2002 and 62 percent in the fourth quarter of fiscal 2001. As a reminder, sales outside of North America consist primarily of sales by our international subsidiaries and sales to large multi-national OEM customers who receive delivery of our products outside of North America.

On an ongoing basis, we expect international revenue to continue to be a large part of the business and to continue at a range of 45 percent to 55 percent of net revenue. For the fourth quarter of fiscal 2002, gross margin was 83 percent, down from 85 percent in the third quarter of fiscal 2002 and up from 71 percent in the fourth quarter of last year. The increase in gross margin from the prior year is primarily due to software representing a higher percentage of our net revenue and an expected decrease in sales of hardware products. The decrease from the prior quarter is primarily due to software representing a lower percentage of net revenue.

Our operating expenses for the fourth quarter of fiscal 2002 were $6.8 million compared to $7.1 million in the third quarter of fiscal 2002 and compared to $12.5 million in the fourth quarter of fiscal 2001. The decrease in operating expenses over last quarter is primarily due to decreases in R&D spending and decreased sales and marketing expenses resulting from lower than expected revenue.

The decrease in operating expenses from the fourth quarter of last year is primarily attributable to cost reductions implemented in prior quarters. We recorded a net loss of $2.2 million or $0.19 per share in the fourth quarter of fiscal 2002 compared to a net loss of $223,000 or $0.02 per share in the third quarter, and a net loss of $18.4 million or $1.71 per share in the fourth quarter of fiscal 2001. Please remember that the loss in the third quarter included an accrual for a tax refund of $1.6 million that had the effect of reducing the net loss by approximately $0.14 per share.

Our pro forma net loss for the fourth quarter was $1.1 million or $0.10 per share compared to a pro forma loss of $898,000 or $0.08 per share in the third quarter of fiscal 2002 and a pro forma loss of $2.3 million or $0.22 per share in fourth quarter of last year. All pro forma net losses exclude amortization of goodwill and other intangibles, valuation allowances recorded against deferred tax assets, restructuring charges, and the gain or loss on disposition of discontinued operations.

In addition the pro forma loss for the fourth quarter of last year excludes expenses associated with the terminated Palm merger, and the pro forma loss for the third quarter of fiscal 2002 excludes the effect of the tax refund of $1.6 million. We did receive the cash from that tax refund in the fourth quarter of fiscal 2002.

Moving to the balance sheet. As of June 30, 2002, we had approximately $5.4 million in cash and cash equivalents compared to $4.6 million as of March 31 and compared to $6.6 million as of June 30, 2001. In addition, we have an available credit facility of up to $5 million, for which there were no outstanding draws at the end of June.

Trade accounts receivables were $4.2 million at June 30 compared to $5.2 million as of March 31, 2002. Our DSO's were at 50 days at the end of June compared to 63 days as of March 31. On a go-forward basis, we expect our DSOs to return to a range of 65 to 75 days in the coming quarter and in fiscal year 2003. At June 30, 2002, we had no long-term debt. We had working capital of $4 million and a current ratio of 1.6 to 1.

That concludes my review of our financial results for the fourth quarter and I would now like to turn the call back over to Steve for his comments.

Steve Simpson: Thank you, Karla. The fourth quarter, once again, validated our unrelenting strategic focus on mobile information management corporate deployment, with our focus on the enterprise IT customers primarily within the global 2000 companies as they provide the greatest market opportunities for our solutions.

XTNDConnect Server, as we pointed out earlier, continued to bring a strong solution for an ever-growing set of customers. We added a record 204 new enterprise customers to the XTNDConnect Server family which represents a 3 percent increase over the third quarter this year and a 37 percent increase over the fourth quarter of last year. XTNDConnect Professional edition won PCMagazine's Editor's Choice award, beating out two competing products in a recent comparison.

We also introduced enhancements to the XTNDConnect Groupware and Database editions. We received SyncML certification for our OEM version of our PC-based data synchronization software. XTNDConnect PC SyncML has been certified as SyncML-compliant by the worldwide SyncML standards organization. The certified software provides manufacturers that have embedded SyncML client support on their devices with a pre-packaged device to PC synchronization solution, significantly reducing the need for customer devised translator development and resulting in significant time and cost savings.

SyncML certification of our OEM PC sync solution demonstrates our commitment to support industry standards that we perceive will continue to grow the global market. As the SyncML standard is developed in mobile phones and other mobile devices, it will greatly increase the number of devices that can take advantage of XTNDConnect's mobile data management capabilities.

During the quarter, we announced the planned acquisition of ViaFone. We see this as a strong move to further strengthen Extended Systems' leadership position in the enterprise market and to aid in executing our strategy to enable Global 2000 companies to extend business critical enterprise applications to mobile and wireless environments. We expect the acquisition of ViaFone to significantly accelerate Extended Systems' strategy to deliver a single mobile platform to provide both mobile business application and groupware sync support to corporate IT. We believe the combination of technology, as well as the addition of ViaFone's alliance relationships and corporate accounts, will put Extended Systems in a very strong competitive position in the enterprise market.

By integrating ViaFone's OneBridge Mobility Platform with Extended Systems' XTNDConnect data synchronization and management software, we will further expand our offering of real-time, as well as off-line capabilities for mobile e-mail, personal information management, and enterprise applications. The addition of WAP and browser-based support to current support for RIM, Pocket PC, Palm OS, and Symbian mobile devices will enable us to provide mobile workers access to business critical information across all major mobile devices.

Additionally, ViaFone's OneBridge solution will enhance Extended Systems' ability to provide a complete set of tools to centrally man these mobile devices and is expected to speed delivery of enterprise-ready mobile sales and service applications that extend existing enterprise investments in customer relationship management, enterprise resource planning, and specific financial pharmaceutical and transportation business applications.

Most significant to the market, the complete package offers enterprise customers the ability to work with a single software vendor that can meet their mobile and wireless needs now and in the future.

Looking at North America to increase our customer activity during the quarter, we completed installations with customers such as Prudential and 3M. In Germany, we received additional orders from DaimlerChrysler, Airbus, as well as orders from new customers such as WestLB Systems and Schering. In the U.K., we saw continued rollouts with customers such as Orange Telecommunications.

As I pointed out in earlier discussions, we continue to see rollout orders, that we define as the second significant order the key account, as a very important indicator of XTNDConnect technology as it reflects the fact that our customers have moved through the evaluation stage to the rollout stage.

On the Bluetooth front during the quarter, we added five Bluetooth design wins for a total of 126wins. In cooperation with Visteon and BMW, we demonstrated a new Bluetooth interface system to support hands-free driving at the Bluetooth World Congress 2002 in Amsterdam. Extended Systems' XTNDAccessBlue software in Visteon's voice-activated technology is designed to allow drivers to control consumer devices such as cell phones hands-free while staying focused on driving. The MACH Voice Link system, which has already been selected for implementation in some 2003 model year vehicles, can be used to access various Bluetooth devices including mobile phones, PDAs, and laptop computers.

A key feature expected to derive the system's market option, is proprietary voice-activated speaker independent control feature capable of recognizing multiple languages and dialects while canceling out surrounding noise.

This completes my wrap-up of some of the key events during the quarter. Karla will now take you to our forward-looking guidance. Karla.

Karla Rosa: Thank you, Steve. I will now provide you with the information to assist you in estimating our future results. Remember that the forward-looking comments I am about to make are subject to risks and uncertainties as described at the beginning of this call. As we've mentioned earlier in the call today, economic pressure and enterprise spending for new technology continues to impact large deployments of our XTNDConnect products. We've also continued to see that implementation of Bluetooth technology has been slower than expected, causing a delay in sales of second-generation licenses. Because our visibility to economic factors and the adoption rate of Bluetooth continues to be limited, our guidance today will primarily pertain to the first quarter of fiscal 2003.

I'd like to remind you that we've historically experienced seasonality in our business in our first fiscal quarter, that has resulted in a sequential decrease in our revenue. This decrease is attributable to the fact that we have a large percentage of our revenue coming from Europe, which is typically on holiday for a good portion of the September quarter. We do expect that this seasonality may be partially offset by revenues resulting from sales of ViaFone products sold by us in the first quarter after the close of the acquisition. We expect software revenue for our first quarter of fiscal 2003 to be in a range of $4.5 to $5.5 million compared to $5.1 million in the fourth quarter of fiscal 2002. Growth is expected to come primarily from licenses of our XTNDConnect products, as well as from services and license revenue from ViaFone products. We expect to continue to add Bluetooth design wins in the first quarter, but do not currently expect Bluetooth royalties to make a significant contribution to our revenue in the first quarter.

We are projecting first quarter hardware revenue of approximately $250,000 compared to $468,000 in the fourth quarter of fiscal 2002. Looking to gross margins. Our gross margin is dependent in part on the mix of software products that we sell. We are expecting software products, including licenses, royalties, and services to represent approximately 95 percent of our revenue in the first quarter of fiscal 2003, up from 92 percent in the fourth quarter of fiscal 2002.

For the first quarter, we are expecting gross margin to be in the range of 81 to 83 percent compared to 83 percent in the fourth quarter of fiscal 2002. We continue to believe that in the current economic environment, it is appropriate to continue to streamline our operations with the objective of reaching profitability in the second quarter of fiscal 2003. As a result, we expect our operating expenses, excluding unusual items, to be in the range of $6.3 to $6.7 million in the first quarter. This reduction from the fourth quarter reflects an expected reduction in both personnel and discretionary spending and also reflects tight management and control over our expenses.

Please remember that our operating expenses are dependent in part on our actual level of net revenue. Translating this revenue and gross margin and expense guidance into operating results, we expect to incur an operating loss excluding unusual items of $2 million to $2.5 million in the first quarter as compared to an operating loss of $2.2 million in the fourth quarter of fiscal 2002.

Other expense in the first quarter is expected to be approximately $50,000 depending on interest rates, cash balances, and assuming no unanticipated items. We expect to record a provision for income taxes of approximately $25,000 in the first quarter. We had approximately 11.2 million shares outstanding as of June 30, 2002. During the quarter, we expect to issue 3 million shares in connection with our acquisition of ViaFone. We estimate that our average shares outstanding for the first quarter will be approximately 12.2 million shares.

Moving on to cash. As I mentioned earlier, we had approximately $5.4 million in cash and cash equivalents as of June 30, 2002. We expect to exit the first quarter with $4.8 to $5.2 million in cash and cash equivalents, which reflects the cash we expect to use for operating purposes, net of the cash we expect to add as a result of the ViaFone acquisition. We continue to believe that this represents a healthy cash balance and gives us the needed financial resources to execute our business plan for fiscal 2003.

This concludes the formal part of our presentation. We will now open the call up to questions. Operator, we'll now take questions from the listeners.

Operator: At this time, we will be conducting a question and answer session. If you would like to ask a question, please press star 1 on your telephone keypad. To remove your question from the queue, please press star 2. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question comes from Mr. Hoffman with SoundView Technology Group. Please state your question.

Matt Hoffman: Hi Karla and Steve.  How are you doing today?

Karla Rosa: Hi Matt.

Steve Simpson: Hi Matt.

Matt Hoffman: I'm sorry. I'm on a cell phone, so if you can't hear me, I apologize. Today's Microsoft and AT&T wireless announcement seems to be a dual-edged sword. It validates the space, but puts Microsoft in as perhaps a direct competitor. Can you address the deal and how you are going to differentiate your product? How you're going to come to market, perhaps how ViaFone factors in to your competitive offering going into the enterprise mobile space?

Steve Simpson: I think, Matt, we don't really have a lot of details on the announcement from AT&T and Microsoft. But, really my assumption continues to be, as it has been in the past, that we are really focused on providing a, as you know, a device agnostic and application software agnostic platform. And as a result, we are viewed by our customers as one that they can be sure we will provide that support, be it for Microsoft based devices and Microsoft applications, as well as other vendors' applications. But I think we'll continue to see the value proposition of the -- our agnosticity, as it were, to be -- still continue to be a very powerful value, one that clearly our customers currently value today and indicate they're going to continue to value.

Matt Hoffman: So, until they can support Palm OS and other e-mail out and cell phones, in addition to their PocketPC, you think you'll have a competitive advantage?

Steve Simpson: I believe we will continue to have a competitive advantage. We, of course, already have the technology capabilities that are in place and that we're expanding. And again, what we've found always to be very, very strongly the case, is our customers very much value the fact that we do not have our own, you know, proprietary type of software solution that we have to favor. That certainly was one of the big reasons that our customers are currently buying from us because they believe that we will continue to provide an agnostic platform and they're never as confident whether there's another vendor who also has their own platform, such as Microsoft does.

Matt Hoffman: Okay. Are there any -- are you trying to muster a deal as a carrier right now? Is that something you haven't really done in the past, but do you see that being something you need to do to go to market?

Steve Simpson: Well, we have been in discussions with several carriers from the point of view is, we want to make sure that between ourselves and those carriers, that we will be able to provide a complete solution. We've also been involved with HP and with one of the carriers and ourselves talking with customers to provide a complete solution, with HP being the primary driver of providing the solution for particular customers. So I think we'll see quite a bit of activity in our case with carriers, but it will probably be in conjunction with a partner such as HP.

Matt Hoffman: Okay. A couple questions about the guidance then real quick. You've given a wider range to revenue guidance than you have previously given, you know, basically a 20% range here. So what are the primarily variables involved in hitting the low end and hitting the high end and what [indiscernible] looking for in the quarter? And then the second question is, in terms of employment, do you believe the fact that you are possibly laying some people off. What is your employment -- what's your employment -- where will those changes come? How many people do you think you'll be letting go in relative to the ViaFone acquisition? How does that factor into what you're guiding?

Karla Rosa: Sure, Matt. Let me take the first part of the question related to the range of revenue guidance. You know, one of the key factors that will influence our performance relative to guidance is the ViaFone acquisition. We do have our shareholder meeting scheduled for August 29 and would expect that the deal would close shortly thereafter. So part of the range of the outlook is really dependent upon what ViaFone revenue closes within our first quarter.

The other material factor in the businesses that we have is again, just IT spending by enterprise customers during the quarter and what we see in terms of deployment of the XTNDConnect products in the first quarter. We are anticipating that Europe is going to be down relative to where they were in the fourth quarter and we had a pretty slow Q4 in Europe as well. So, you know, it's partially the economy, partially timing of ViaFone.

With regards to the comment on reduction in personnel, we currently are expecting that the reductions in personnel are going to come from part-time positions that we've had that are leaving the company anyway. We are looking to re-deploy some of our engineering team into our professional services organization on a go-forward basis. We have not identified any specific large areas for reduction there, but we do expect that we will see our head count go down from where we were at, at the end of Q4.

Matt Hoffman: Can you remind us of that number real quick?

Karla Rosa: At the end of Q4, we had approximately 270 employees.

Matt Hoffman: All right.  Thank you.

Steve Simpson: Thanks, Matt.

Operator: Our next question is from Mr. Giboney with D.A. Davidson & Co. Please state your question.

Kevin Giboney: Hi Steve and Karla.  How are you guys doing?

Steve Simpson:  Hi Kevin.

Kevin Giboney: I just wanted to clarify, so the ViaFone acquisition is assumed in the guidance that you gave for the first quarter, is that correct?

Karla Rosa: The ViaFone acquisition is included in that, yeah.

Kevin Giboney: Okay. And in terms of relation, I don't want to give guidance for the year, but previously, you had talked about, I believe, a revenue range of like $8 to $10 million incremental with the acquisition of ViaFone. Is that still an accurate range, and if so, it seems to be a little bit lighter of a contribution in the first quarter assuming that, I guess, would be back-end loaded. Is that a correct way to look at that or --

Karla Rosa: Part of the contribution to ViaFone in the first quarter of fiscal 2003, really ties into the timing of when we close the deal. And when we gave the guidance back in May when we announced the acquisition, we anticipated that we may have a July 31 close date. Obviously, that's not going to happen. We're now looking at, you know, most likely end of August, first part of September for the close date. So that's one of the dynamics that's influencing the revenue that we're seeing from ViaFone.

But we also are seeing on the ViaFone side, as well as Extended Systems, that they are very much impacted by the same dynamics in corporate enterprise spending that we are. And you know, we would anticipate visibility for ViaFone is going to be somewhat the same as what we see in our business. And we're cautious right now on what we expect to see out of enterprise accounts in the first quarter. We don't have great visibility beyond the first quarter on expectations either for Extended Systems or ViaFone at this point.

Kevin Giboney: Okay. So I guess in terms of loss, that's still going to be like $300,000 to $400,000 that you were looking at before, this guidance that you gave, or is that, I mean, updated guidance in terms of what you expect on the bottom line side?

Karla Rosa: I don't understand the question, Kevin.

Kevin Giboney: In terms of ViaFone acquisition, previously you talked I think about impact on the bottom line of $300,000 to $400,000 incremental --

Karla Rosa: Oh, oh, right --

Kevin Giboney: -- net income coming from that acquisition. Any additional insight to what you expect out of that acquisition now?

Karla Rosa: We do still expect to see a positive impact on the bottom line as a result of the acquisition of ViaFone. We have been aggressively looking at their revenue forecast, as well as streamlining expenses, on the ViaFone side working with them to make sure that we have an operating model that makes sense on a go-forward basis. I would expect that the contribution that they're going to make, you know, it's going to be somewhere, you know, a few hundred thousand dollars for the fiscal year.

Kevin Giboney: Okay. You talked about you're still shooting for break-even in the second quarter. What type of run rate do you think you need to get to visit that?

Karla Rosa: We would need a run rate of approximately $7.5 million to $8 million of revenue to be possible in the second quarter.

Kevin Giboney:  Okay, great.  Thank you.

Karla Rosa: Thank you, Kevin.

Operator: Mr. Simpson and Ms. Rosa, there are no further questions at this time.

Steve Simpson: Very well. Thank you very much for joining us for our fourth quarter 2002 conference call and we look forward to talking with you at the end of our fiscal first quarter, and we'll be able to give further information as to the integration and the completion of the integration of ViaFone as part of Extended Systems. We are particularly excited about bringing the ViaFone team and the ViaFone capabilities on board because it really helps to align exactly with our strategy going forward, which was as we said, to provide the capability for our customers to not only deploy mobile devices in an environment for personal information management and e-mail, but also strategic application deployment.

ViaFone, among other things, brings us a very strong capability in that area and helps us to move forward very rapidly in that space. We do believe now that we're starting to see our enterprise customers much more interested in thinking of moving forward with application deployment than we've seen previously. And we feel that this acquisition is very, very timely for us to be able to provide that product capability. With that, again, I'd like to thank you for joining us and look forward to talking to you next quarter.

Operator: This concludes today's conference.  Thank you for your participation.

(CONFERENCE CALL CONCLUDED)

FORWARD LOOKING STATEMENTS

This script contains forward-looking statements, including statements regarding the future development of the SyncML standard, the ability of XTNDConnect PC SyncML to enable device manufactures to quickly and cost effectively bring products to market, the expected revenue, gross margins and operating expenses for the company's first quarter of fiscal 2003, its expected cash balance as of September 30, 2002, the execution of the company's strategy, increased future spending by enterprise customers and its impact on Extended Systems, expected streamlining of existing operating model, and the expected timing to close the company's acquisition of ViaFone and the timing and ability to realize the benefits thereof. These statements are subject to risks and uncertainties.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

These risks and uncertainties and assumptions referred to above include the overall economic conditions and the level of information technology spending by existing and potential customers, the success of key business relationships, the timing of the close of the ViaFone acquisition and the timing and ability to realize the benefits thereof, continued growth in the markets for our products, the perceived and realized benefits of mobile devices and the company's products, the acceptance of specific industry-wide standards and protocols, the timely development and acceptance of new products and technologies, the risks associated with development of new products and product enhancements, the impact of competitive products and pricing, the risks associated with acquisitions, the risk associated with international sales and operations, and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This transcript does not constitute a solicitation of an offer to sell or a solicitation of an offer to buy shares of common stock of Extended Systems in connection with the proposed acquisition of ViaFone. On July 19, 2002, in connection with the proposed acquisition, Extended Systems filed a registration statement on Form S-4, including a joint proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the registration statement, including the joint proxy statement/prospectus, because the documents contain important information about Extended Systems, ViaFone, and the proposed acquisition. Investors should carefully read the joint proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement, the joint proxy statement/prospectus, and other documents filed by Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed acquisition of ViaFone. Security holders may obtain information regarding the interests of the officers and directors of Extended Systems in the proposed acquisition by reading the joint proxy statement/prospectus contained in the registration statement filed on Form S-4, filed with the Securities and Exchange Commission on July 19, 2002. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.